EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

April 16, 2012	No. 12-03

Avalon Releases Inaugural Sustainability Annual Report

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to announce that the Company has released its inaugural Corporate Sustainability Report 2011, entitled Journey to a Sustainable Future (the “Report”). The report is available for download on the Company’s website at http://www.avalonraremetals.com/sustainability/.

The Report has been prepared within the framework of the Global Reporting Initiative (the “GRI”), Version 3.1. The GRI sets out the principles and performance indicators that help organizations measure and report their economic, environmental and social performance. GRI is purported to be the most comprehensive sustainability reporting guidelines available today. The Report also incorporates a self assessment of 2011 performance and sets targets for 2012 against the Mining Association of Canada’s ‘Toward Sustainable Mining’ indicators.

In January 2011, Avalon embarked upon its Corporate Social Responsibility (“CSR”) reporting with its CSR Roadmap. The Roadmap introduced the Company’s strategy for managing the business in a sustainable manner. In releasing this year’s Report, Mark Wiseman, Avalon’s Vice President Sustainability commented, “Producing a comprehensive sustainability report compliant with the GRI guidelines was a very ambitious undertaking for a relatively small company like Avalon. We are confident that all the time and effort that went into its preparation will clearly demonstrate the Company’s strategic commitment to sustainability and provide a solid foundation for building a socially and environmentally responsible mineral production business.”

Commenting on today’s announcement, Don Bubar, President and CEO said, “We recognized some time ago that producing rare metals and minerals destined for clean technology applications in an unsustainable way made little sense. This report fulfills a promise we made to our stakeholders for transparency in how we will achieve our sustainability goals.”

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,186,986. Cash resources: approximately $50 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback or to obtain a hard copy of the Sustainability Report by mail, please e-mail the Company at sustainability@avalonraremetals.com or phone Mark Wiseman, Vice President Sustainability at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.